

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2022

Remi Lalonde
President and Chief Executive Officer
Resolute Forest Products Inc.
1010 De La Gauchetiere Street West, Suite 400
Montreal, Quebec H3B 2N2, Canada

> **Re: Resolute Forest Products Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Response dated September 6, 2022**
> **File No. 001-33776**

Dear Mr. Lalonde:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing